UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number   001-32496

CUSIP Number  137801106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cano Petroleum, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

6500 North Belt Line Road, Suite 200
Address of Principal Executive Office (Street and Number)

Irving, Texas 75063
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly  report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cano Petroleum, Inc. (the “Company”) could not file its quarterly report on Form 10-Q for the quarter ended March 31, 2012 within the prescribed time period, because of the Company’s inability to timely process the financial information for the quarter prior to the filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John H. Homier	(214)	687-0030
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

			☐ Yes ☒ No

On February 3, 2012, the registrant filed its quarterly report on Form 10-Q for the quarter ended September 30, 2011 (the “Quarterly Report”).  However, as previously disclosed, the unaudited and unreviewed interim financial statements and notes thereto filed with the Quarterly Report were not reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as required by Rule 10-01(d) of Regulation S-X (“Rule 10-01(d)”) promulgated under the Securities Act of 1934, as amended (the “Exchange Act”).  As a result, the registrant may not be considered current in its filings under the Exchange Act until it files an amendment to the Quarterly Report that contains financial statements that have been reviewed in compliance with the requirements of Rule 10-01(d). Further, the registrant has not filed its quarterly report on Form 10-Q for the quarter ended December 31, 2011.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of the changes in the results of operations for the quarters ended March 31, 2012 and 2011, because, as described in Part III of this Form 12b-25, which is incorporated by reference herein, the Company is unable to prepare and review all necessary information and disclosures for such periods.

Cano Petroleum, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2012	By	/s/ John H. Homier
John H. Homier
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).